Matters Submitted to a Vote of Shareholders

On January 23, 2006, a Special Meeting of Shareholders was held to consider the following three proposals: (i) a proposal to approve a new Investment Subadvisory Agreement with Ziegler Capital Management, LLC ("ZCM") to act as subadviser for the Catholic Equity Fund (the "Fund"); (ii) a proposal to elect Amelia E. Macareno and Bernard E. Reidy to the Board of Directors of the Catholic Funds, Inc.; and (iii) for Class C shareholders of the Fund only, a proposal to approve a Plan of Reorganization and Liquidation pursuant to which Class C shares of the Fund would be liquidated, and Class C shareholders would receive, as liquidation proceeds, Class A shares having a net asset value equal to the net asset value of their Class C shares.

The proposal to approve a new Investment Subadvisory Agreement with ZCM to act as subadviser for the Fund was approved by the shareholders of the Fund pursuant to the following vote:

Shares Eligible to Vote	Shares Represented at the Meeting	Shares Voted For	Shares Voted Against	Abstentions	Broker Non-Votes
5,379,383	3,429,275	3,322,622	6,688	1,015	98,950

The proposal to elect Amelia E. Macareno and Bernard E. Reidy to the Board of Directors of the Catholic Funds, Inc. was approved by the shareholders of the Fund pursuant to the following vote:

	Shares Eligible to Vote	Shares Represented at the Meeting	Shares Voted For	Shares Withheld
Amelia E. Macareno	5,379,383	3,429,275	3,417,978	11,297
Bernard E. Reidy	5,379,383	3,429,275	3,417,978	11,297

After the Special Meeting, Daniel J. Steininger, Thomas A. Bausch, J. Michael Borden, Daniel R. Doucette, Allan G. Lorge, Thomas Munninghoff and Conrad L. Sobczak continued indefinitely as Directors of the Catholic Funds, Inc., until their resignation or removal or until their re-election is required under the Investment Company Act of 1940.

The proposal to approve a Plan of Reorganization and Liquidation was approved by the Class C shareholders of the Fund pursuant to the following vote:

Shares Eligible to Vote	Shares Represented at the Meeting	Shares Voted For	Shares Voted Against	Abstentions	Broker Non-Votes
348,876	179,343	148,695	3,912	795	25,941